

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2021

Jun Hong Heng
Chief Executive Officer
Crescent Cove Acquisition Corp.
530 Bush Street, Suite 703
San Francisco, CA 94108

> **Re: Crescent Cove Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 23, 2020**
> **CIK No. 0001837160**

Dear Mr. Heng:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted December 23, 2020

Cover Page

1. We note footnote (1) to your underwriting compensation table appears to indicate that the full $0.55 per unit will be deferred, however, disclosure elsewhere indicates that $0.20 will be paid up front and $0.35 upon close of a business combination. Please revise or advise.

Exhibits

2. We note you identified director nominees in your Management section on page 96. Please file the consent of each director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C for guidance.

       You may contact Ameen Hamady at (202) 551-3891 or Kristina Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or Joel Parker at (202) 551-3651 with any other questions.

                                      Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Albert W. Vanderlaan